FORM 51-102F3 MATERIAL
CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (formerly Consolidated Grandview Inc.) (the “Issuer”) Suite 400-56 Temperance Street Toronto, ON M5H 3V5, CANADA

Item 2.	Date of Material Change

August 25, 2005

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

GRANDVIEW GOLD INC (CNQ: GVGI) has signed a letter of intent to enter into an option and joint venture agreement with Fronteer Development Group Inc. (TSX:FRG; AMEX:FRG) (“Fronteer”) which would allow Grandview Gold to earn a 51% interest in Fronteer’s Dixie Lake Property.

The Dixie Lake Property is located 25 kilometres southeast of the town of Red Lake, Ontario and 25 kilometres south of Placer Dome Inc.’s Campbell Mine and Goldcorp Inc.’s Red Lake Mine. Previous operators on the property include Newmont Mining Corp. and Teck Corporation.

Item 5.	Full Description of Material Change

See News Release dated August 25, 2005 – attached.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: Raymond Pecoskie Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 26th day of August 2005.

Grandview Gold Inc.

"Raymond Pecoskie"

Raymond Pecoskie,
Chief Executive Officer